Exhibit 8.1

List of Subsidiaries

Legal Name	Jurisdiction of Incorporation	Business Names
Acasti Pharma Inc.	Québec, Canada	Acasti Pharma Inc.
NeuroBioPharm Inc.	Québec, Canada	NeuroBioPharm Inc.